EXHIBIT 13.2

Audited Financial Statements of Bingo.com, Inc. for year ended December 31, 2003

BINGO.COM, INC.

Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001

Independent Auditors' Reports                                                                                                                   2

Consolidated Financial Statements

    Balance Sheets                                                                                                                                       4

    Statements of Operations                                                                                                                        5

    Statements of Stockholders' Equity (Deficit)                                                                                            6

    Statements of Cash Flows                                                                                                                       7

    Notes to Consolidated financial statements                                                                                              8

Dohan and Company                                            7700 North Kendall Drive, #200

Certified Public Accountants                                        Miami, Florida 33156-7578

A Professional Association                                           Telephone      (305) 274-1366

                                                                                       Facsimile        (305) 274-1368

                                                                                       Email               info@uscpa.com

                                                                                       Internet           www.uspca.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders

Bingo.com, Inc.

We have audited the accompanying consolidated balance sheet of Bingo.com, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Bingo.com, Inc. and Subsidiaries as of December 31, 2001, were audited by other auditors whose report dated March 15, 2002, except for Note 3, as to which the date is April 10, 2003, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bingo.com, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has continued to incur operating losses, has used, rather than provided, cash from operations and has an accumulated deficit of $9,409,734. These factors, and others, raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue operations is subject to its ability to secure additional capital to meet its obligations and to fund operations. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Dohan and Company, CPA's

Miami, Florida

February 27, 2004

Davidson & Company            Chartered Accountants                A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders

Bingo.com, Inc.

We have audited the accompanying restated consolidated statements of operations, stockholders equity (deficit) and cash flows of Bingo.com, Inc. and Subsidiaries for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the restated consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Bingo.com, Inc. and Subsidiaries for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, certain errors resulting in an overstatement of the debenture payable in the amount of $462,673, understatement of additional paid-in-capital in the amount of $539,036, and understatement of net loss by $76,363 as of December 31, 2001, were discovered by management of the Company subsequent to the issuance of our report on those financial statements dated March 15, 2002.  Accordingly, the accompanying 2001 financial statements have been restated to correct the errors.

/s/  Davidson & Company

Chartered Accountants

Vancouver, Canada

March 15, 2002, except for Note 3,

as to which the date is April 10, 2003

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C. Canada V7Y 1G6

Telephone (604) 687-0947    Fax (604) 687-6172

BINGO.COM, INC.

Consolidated Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets
Current assets:
Cash	$34,046	$14,682
Accounts receivable	67,574	23,394
Inventory	663	2,631
Prepaid expenses	14,229	14,093
Total Current Assets	116,512	54,800

Equipment, net (Note 4)	45,247	127,469

Other assets	10,797	29,675

Domain name rights and intangible assets (Note 5)	1,304,617	1,257,241

Deferred tax asset, less valuation allowance of $2,905,525 (2002 - $2,792,701) (Note 10)	-	-

Total Assets	$1,477,173	$1,469,185

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$617,903	$597,531
Accounts payable - related party (Note 11)	192,068	151,075
Accrued liabilities	93,472	52,370
Accrued liabilities - related party (Note 11)	365,702	209,702
Unearned revenue	24,511	30,600
Loan payable - related party (Note 11)	190,858	197,134
Current portion of capital leases (Note 6)	-	115,536
Total Current Liabilities	1,484,514	1,353,948

Debenture payable (Note 7)	1,395,000	1,395,000
Less warrants - debenture discount	(259,823)	(372,736)
Net debenture payable	1,135,177	1,022,264

Total Liabilities	2,619,691	2,376,212

Commitments and contingencies (Note 9)

Stockholders' deficit (Note 8):
Common stock, $0.001 par value, authorized 50,000,000 shares; issued and outstanding 11,104,608 shares	11,105	11,105
Additional paid-in capital	8,231,531	8,231,531
Accumulated deficit	(9,409,734)	(9,174,243)
Accumulated other comprehensive loss: Foreign currency translation adjustment	24,580	24,580
Total Stockholders' Deficit	(1,142,518)	(907,027)

Total Liabilities and Stockholders Deficit	$1,477,173	$1,469,185

See accompanying notes to consolidated financial statements.

BINGO.COM, INC.

Consolidated Statements of Operations

Years ended December 31, 2003, 2002 and 2001 (Restated)

	2003	2002	RESTATED 2001

Revenue	$888,888	$713,192	$1,362,756
Barter revenue (Note 2)	-	4,000	371,566
Total Revenue	888,888	717,192	1,734,322

Cost of revenue	211,253	351,207	1,093,963

Gross profit	677,635	365,985	640,359

Operating expenses:
Depreciation and amortization	32,612	177,006	611,147
General and administrative	509,272	561,715	1,556,693
Selling and marketing	30,941	81,320	200,607
Software and website development	-	8,916	-
Total operating expenses	572,825	828,957	2,368,447

Income (loss) before other income (expense)	104,810	(462,972)	(1,728,088)

Other income (expense):
Foreign exchange gains/ (losses)	(58,167)	1,909	(1,984)
Gain on settlement of debt	61,468	45,000	-
Loss on disposal of equipment	(58,808)	(260,531)	(16,716)
Interest expense	(285,087)	(292,149)	(210,233)
Interest income	293	35	1,821

Loss before income taxes	(235,491)	(968,708)	(1, 955,200)

Income tax expense	-	-	-

Net loss	$(235,491)	$(968,708)	$(1, 955,200)

Cumulative translation adjustment, net of income taxes	-	(5,713)	35,942

Comprehensive loss	$(235,491)	$(974,421)	$(1,919,258)

Net loss per common share, basic and diluted (Note 2)	$(0.02)	$(0.09)	$(0.19)

Weighted average common shares outstanding, basic and diluted (Note 2)	11,104,608	10,953,238	10,447,200

See accompanying notes to consolidated financial statements.

BINGO.COM, INC.

Consolidated Statements of Stockholders' Equity (Deficit)

Years ended December 31, 2003, 2002 and 2001 (Restated)

	Common stock				Accumulated Other Comprehensive loss
	Shares	Amount	Additional paid-in capital	Accumulated (Deficit)	Foreign currency translation adjustment	Total Stockholders' Equity (Deficit)
Balance, December 31, 2000	10,104,608	$ 10,105	$ 7,629,900	$ (6,250,335)	$ (5,649)	$ 1,384,021

Stock based compensation	750,000	750	39,926	-	-	40,676

Issuance of Warrant "A"	-	-	539,036	-	-	539,036

Comprehensive loss:
Net loss (Restated, Note 3)	-	-	-	(1,955,200)	-	(1,955,200)
Cumulative translation adjustment, net of income taxes	-	-	-	-	35,942	35,942
Balance, December 31, 2001 (Restated)	10,854,608	10,855	8,208,862	(8,205,535)	30,293	44,475

Stock based compensation	250,000	250	10,000	-	-	10,250

Mark-to-market of variable stock options	-	-	(21,000)	-	-	(21,000)

Issuance of Warrants "B"	-	-	20,423	-	-	20,423

Issuance of officer stock options	-	-	13,246	-	-	13,246

Comprehensive loss:
Net loss	-	-	-	(968,708)	-	(968,708)
Cumulative translation adjustment, net of income taxes	-	-	-	-	(5,713)	(5,713)
Balance, December 31, 2002	11,104,608	11,105	8,231,531	(9,174,243)	24,580	(907,027)

Comprehensive loss:
Net loss	-	-	-	(235,491)	-	(235,491)
Balance, December 31, 2003	11,104,608	$ 11,105	$ 8,231,531	$ (9,409,734)	$ 24,580	$ (1,142,518)

See accompanying notes to consolidated financial statements.

BINGO.COM, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2003, 2002 and 2001 (Restated)

	2003	2002	RESTATED 2001
Cash flows from operating activities:
Net loss	$(235,491)	$(968,708)	$(1,955,200)
Adjustments to reconcile net loss to net cash provided / (used) by operating activities:
Stock based compensation costs	-	2,496	85,000
Depreciation and amortization	32,612	177,006	611,147
Gain on settlement of debt	(61,468)	(45,000)	-
Amortization of warrants - debenture discount	112,913	110,360	76,363
Loss on disposal of equipment	58,808	260,531	16,716
Changes in operating assets and liabilities:
Accounts receivable	(44,180)	327,937	(82,481)
Prepaid expenses	(136)	(4,915)	41,950
Note receivable	-	-	31,405
Inventory	1,968	(2,631)	-
Other assets	18,878	(2,116)	9,727
Accounts payable and accrued liabilities	180,934	19,165	518,656
Unearned revenue	(6,089)	30,600	-
Net cash provided / (used) by operating activities	58,749	(95,275)	(646,717)

Cash flows from investing activities:
Acquisition of equipment	(7,138)	(84,263)	(23,088)
Acquisition of Skill- Bingo game	-	-	(188,348)
Acquisition of Bingo.com (UK) plc. (Note 13)	-	(61,440)	-
Cash acquired on purchase of subsidiary	-	59,026	-
Payments on domain name contract payable	-	(184,772)	(361,869)
Net cash used in investing activities	(7,138)	(271,449)	(573,305)

Cash flows from financing activities:
Issue of debenture payable	-	295,000	1,100,000
Capital lease repayments	(25,971)	(73,659)	(78,320)
Proceeds from loans and notes payable	(6,276)	151,750	168,385
Repayment of loans and notes payable	-	-	(123,000)
Net cash (used in) / provided by financing activities	(32,247)	373,091	1,067,065

Effect of exchange rate changes on cash	-	(5,713)	(7,478)
Net increase (decrease) in cash	19,364	654	(160,435)

Cash, beginning of year	14,682	14,028	174,463
Cash, end of year	$34,046	$14,682	$14,028

Supplementary information:
Interest paid	$4,774	$28,916	$71,291
Income taxes paid	$-	$-	$-

Non-cash transactions:
Acquisition of intangible asset - to be paid in 2004	$(49,436)	$-	$-
Barter transactions	$-	$4,000	$371,566

Non-cash financing activities:
Value assigned on issuance of stock options	$-	$(2,000)	$(40,000)
Issuance of common stock for services	$-	$10,250	$125,000

See accompanying notes to consolidated financial statements.

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 (Restated)

1.      Introduction:

      Nature of business

Bingo.com, Inc. (the "Company") was incorporated on January 12, 1987, under the laws of the State of Florida as Progressive General Lumber Corp. On January 22, 1999, the Company changed its name to Bingo.com, Inc.  The Company is in the business of providing games and entertainment based on the game of bingo through its internet portal, www.bingo.com and earns revenue from advertising placed on the portal.

Continuing operations

These consolidated financial statements have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations.  The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing.  The Company has reported losses from operations for the last four years, and has an accumulated deficit of  $9,409,734 at December 31, 2003.  As of the date of these financial statements, the Company has utilized substantially all of its available funding.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts and settlement of the liability amounts shown in the accompanying balance sheets is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements on a continuing basis and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Management continues to review operations in order to identify additional strategies designed to generate cash flow, improve the Company's financial position, and enable the timely discharge of the Company's obligations.  If management is unable to identify sources of additional cash flow in the short term, it may be required to further reduce or limit operations.

2.      Summary of significant accounting policies:

(a)    Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements include the accounts of the Company's wholly-owned subsidiaries, English Bay Office Management Limited (previously Bingo.com (Canada) Enterprises Inc.), Bingo.com (Antigua) Inc., Bingo.com (Wyoming) Inc., Bingo Acquisition Corp and the 99% owned

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 (Restated)

2.      Summary of significant accounting policies (Continued):

(a)    Basis of presentation: (Continued)

subsidiary, Bingo.com (UK) plc. All material intercompany balances and transactions have been eliminated in the consolidated financial statements.

(b)    Use of estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles of the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and recognized revenues and expenses for the reporting periods.  Significant areas requiring the use of estimates include the valuation of long-lived assets, the collectibility of accounts receivable and the valuation of future deferred tax assets.  Actual results may differ significantly from these estimates.

(c)    Revenue recognition:

(i)  Advertising revenue:

Effective September 1, 2001, the Company contracted with an internet marketing company to sell advertising on its website directly to corporate customers or through advertising agencies.  The Company received a minimum monthly fee of $112,000 in connection with this contract and the minimum fee was recognized as revenue on a monthly basis.

This agreement was cancelled effective January 31, 2002.  Between the end of January 2002 and May 21, 2002, the Company and the internet marketing company operated under the terms of a verbal arrangement. This verbal arrangement was terminated effective May 21, 2002. Under the terms of the verbal arrangement, the internet marketing company provided website management, marketing and internet advertising services for the Company in exchange for a commission.  Advertising revenues have been recognized as the advertising campaign or impressions and clicks that were made on the website.

Since May 21, 2002, the Company has managed its own sales of advertising, website hosting and ad serving. Advertising revenues have been recognized as the advertising campaign or impressions and clicks are made on the website and when collection of the amounts are reasonably assured. Cash received in advance of the advertising campaigns or impressions and clicks are recorded under unearned revenue.

(ii)    Barter revenue:

In 2000, the Company adopted Emerging Issues Task Force No. 99-17 "Accounting for Advertising Barter Transactions".  ("EITF 99-17") EITF 99-17 provides that the Company recognize revenue and advertising expenses from barter transactions at

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 (Restated)

2.      Summary of significant accounting policies (Continued):

(c)      Revenue recognition: (Continued)

the fair value only when it has a historical practice of receiving or paying cash for similar transactions. The Company bartered portions of the unsold advertising impressions generated by its website for advertising in media properties owned by third parties. The Company recorded revenues and costs for such barter transactions, with no net income or loss recognized. There was no barter revenue for the year ended December 31, 2003 (2002 - $4,000 2001 - $371,566).

(d)    Foreign currency:

The consolidated financial statements are presented in United States dollars, the functional currency of the Company. The Company accounts for foreign currency transactions and translation of foreign currency financial statements under Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" ("SFAS 52"). Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Nonmonetary assets and liabilities are translated at the exchange rate on the original transaction date. Gains and losses from restatement of foreign currency monetary and non-monetary assets and liabilities are included in income. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings.

During the year ended December 31, 2003, the Company determined that its subsidiaries' functional currency was changed from the local currency to the reporting currency of the Company.

(e)    Accounts receivable:

Trade and other accounts receivable are reported at face value less any provisions for uncollectible accounts considered necessary. Accounts receivable primarily includes trade receivables from customers and Goods and Services Taxes receivable in Canada.   The Company estimates doubtful accounts on an item-to-item basis and includes over-aged accounts as part of allowance for doubtful accounts, which are generally ones that are ninety-days overdue.  Bad debt expense for the year ended December 31, 2003, was $693 (2002 - $49,063; 2001 - $128,213).

(f)      Inventory:

Inventory is stated at the lower of cost or market value. It consists of products, such as t-shirts, which are sold from our online store.

(g)    Equipment:

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided for annually over the following periods :

                        Equipment and computers                    3 years

                        Furniture and fixtures                            5 years

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 (Restated)

2.   Summary of significant accounting policies (Continued)

(h)    Advertising:

The Company expenses the cost of advertising in the period in which the advertising space or airtime is used. Advertising costs charged to selling and marketing expenses in 2003 totaled $nil (2002 - $2,000, 2001 - $6,258).

(i)      Stock-based compensation:

The Company accounts for its stock-based compensation arrangements with employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. As such, compensation expense under fixed term option plans is recorded at the date of grant only to the extent that the market value of the underlying stock at the date of grant exceeds the exercise price.  In accordance with SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), since the Company has continued to apply the principles of APB 25 to employee stock compensation, pro forma loss and pro forma loss per share information has been presented as if the options had been valued at their fair values.  The Company recognizes compensation expense for stock options, common stock and other equity instruments issued to non-employees for services received based upon the fair value of the services or equity instruments issued, whichever is more reliably determined.  Stock compensation expense is recognized as the stock option is earned, which is generally over the vesting period of the underlying option.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation". This statement amends SFAS 123. SFAS 148 provides alternative methods of transition for companies that voluntarily change to the fair value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results.

In March 2000, the FASB issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." ("FIN 44")  The Company adopted FIN 44, effective July 1, 2000, with respect to certain provisions applicable to new awards, option repricings, and changes in grantee status.  FIN 44 addresses practice issues related to the application of APB 25.  The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of SFAS 123 and SFAS 148 and EITF No. 96-18, "Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services". The measurement date used is the earlier of either the performance commitment date or the date at which the equity instrument holder's performance is complete.

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 (Restated)

2.   Summary of significant accounting policies (Continued):

(i)      Stock-based compensation: (Continued)

Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards under those plans, consistent with the measurement provisions of SFAS 123 and SFAS 148, the Company's net loss and basic loss per share would have been adjusted as follows:

	2003	2002	RESTATED 2001
Net loss for the period - as reported	$(235,491)	$(968,708)	$(1,955,200)
Add: Total stock-based compensation expense included in net loss, as reported determined under APB 25, net of related tax effects	-	$13,245	$-
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(5,771)	$(29,651)	$(159,873)
Net loss for the period - pro forma	$(241,262)	$(985,114)	$(2,115,073)
Basic net loss per share - as reported	$(0.02)	$(0.09)	$(0.19)
Basic net loss per share - pro forma	$(0.02)	$(0.09)	$(0.20)
Weighted average fair value of options granted during the year	$0.01	$0.03	$0.18

The fair value of each option grant has been estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Expected dividend yield	-	-	-
Expected stock price volatility	158 - 174%	163 - 188%	184 - 188%
Risk-free interest rate	1.21 - 1.28%	1.7 - 1.8%	2.5 - 3.7%
Expected life of options	5 years	5 years	5 years
Block discount applied	40%	40%	-

(j)      Impairment of long-lived assets and long-lived assets to be disposed of:

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" and SFAS No. 142 "Accounting for Goodwill and Other Intangible Assets" ("SFAS 142"). During the years presented, the only long-lived assets reported on the Company's consolidated balance sheet are equipment, intangible assets and domain name rights.  These provisions require that long-lived assets and certain identifiable recorded intangibles be reviewed

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 (Restated)

2.   Summary of significant accounting policies (Continued):

(j)      Impairment of long-lived assets and long-lived assets to be disposed of: (Continued)

for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount and the fair value less costs to sell.

(k)    Comprehensive income:

Comprehensive income consists of net loss and foreign currency translation adjustments that are separately presented in the consolidated statements of stockholders' equity (deficit).

(l)      Income taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Deferred income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as the benefit of losses available to be carried forward to future years for tax purposes.

Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered and settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.  A valuation allowance is recorded for deferred tax assets when it is not more likely than not that such future tax assets will be realized.

(m)     Net loss per share:

Basic net loss per share is computed using the weighted average number of common shares outstanding during the periods.  Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive common stock equivalents, including stock options and warrants and convertible debt, outstanding during the period. As the Company has a net loss in each of the periods presented, basic and diluted net loss per share is the same, as any exercise of the share purchase options or conversion of the convertible debenture outstanding would be anti-dilutive. At December 31, 2003, a total of 20,130,138 (2002 - 19,046,667 & 2001 - 24,440,000) potentially dilutive instruments were excluded from the determination of dilutive loss per share.

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 (Restated)

2.   Summary of significant accounting policies (Continued):

(n)    Domain name and intangible assets:

The Company has capitalized the cost of the purchase of the domain name Bingo.com and was amortizing the cost over five years from the date of commencement of operations. In 2002, the Company suspended the amortization of the domain name cost in accordance with SFAS 142, where companies are no longer required to amortize indefinite life assets but instead test the indefinite intangible asset for impairment at least annually.  The capitalized amount is based on the net present value of the minimum payments permitted under the terms of the purchase agreement. The domain name was tested for impairment by comparing the future cash flows of the domain name with its carrying value. The Company determined that no impairment existed for the years presented.

The Company capitalized the cost of the email list as an intangible asset and is amortizing the cost over the life of the contract (i.e. five years).

(o)    Business combinations:

In June, 2001, the Financial Accounting Standards Board approved the issuance of SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS 142.  SFAS  141 states that all business combinations should be accounted for using the purchase method of accounting.

(p)    New accounting pronouncements

In January 2003, the FASB issued FASB Interpretation Number 46, "Consolidation of Variable Interest Entities" ("FIN 46") an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements,". This interpretation addresses consolidation by the primary beneficiary of the entity of certain variable interest entities. Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interests. FIN 46 defines the concept of "variable interests" and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied to the first interim or annual period beginning after December 15, 2003. The adoption of this interpretation will not have a material impact on the Company's results of operations, financial position or cash flows.

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 (Restated)

2.   Summary of significant accounting policies (Continued):

(p)  New Accounting Pronouncements (Continued)

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." ("SFAS 149") SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is effective for contracts entered into or modified after September 30, 2003, and for hedging relationships designated after September 30, 2003. The adoption of SFAS 149 will not have a material impact on the Company's results of operations, financial position or cash flows.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." ("SFAS 150") SFAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 will not have a material impact on the Company's financial position or results of operations.

(q) Financial instruments:

(i)  Fair values:

The fair value of cash, accounts receivable, accounts payable, accrued liabilities, unearned revenue and amounts due to related parties approximates their financial statement carrying amounts due to the short-term maturities of these instruments.

The financial statement carrying amount of the debentures payable reflects the market value to the Company for the debt.

(ii)  Foreign currency risk:

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations.  The Company has not entered into any forward exchange contracts or other derivative instrument to hedge against foreign exchange risk.

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 (Restated)

2.   Summary of significant accounting policies (Continued):

(r)     Reclassification

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

3.   Prior period adjustment for 2001

Debenture "A"

On April 16, 2001, the Company received a loan from, and issued a secured convertible Debenture "A" to, Redruth Ventures Inc., a British Virgin Islands corporation, for $750,000, and to Bingo, Inc., an Anguilla corporation, for $500,000 (collectively, "the Lenders").

A current director and officer of the Company, is the potential beneficiary of various discretionary trusts that hold approximately 80% of the shares of Bingo, Inc.

The Lenders received a total of 12,000,000 common stock purchase warrants, with an exercise price of $0.25 per share, of which 7,200,000 warrants were surrendered for cancellation by the debenture holder during the year ended December 31, 2002, in exchange for unused advertising inventory on the bingo.com website. The common stock purchase warrants issued in connection with the Debenture "A" are exercisable for a period of three years from the date of the Debenture "A" and therefore expire April 16, 2004.  As of the date of this report, 4,800,000 warrants remain outstanding under this Debenture "A".

The Company did not account for the value of the warrants upon issuance of the Debenture "A" in accordance with APB Opinion No. 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". Using the Black-Scholes option pricing model, the warrants have an estimated value of $898,394, using the following assumptions: no annual dividend, volatility of 137%, risk-free interest rate of 5.17% and a term of three years. Due to the illiquidity of the Company's shares, a block discount of 40% ($359,357) was applied to this value providing a warrant debenture discount of $539,036, which will be amortized to interest expense over five years.

The total effect of the issuance of the warrants relating to Debenture "A" was to increase interest expense by $107,807 for the year ended December 31, 2003. (2002 - $107,807, 2001 - $76,363).

The Company has restated the year ended December 31, 2001, presented in the December 31, 2003, consolidated statements of operations to reflect additional interest expense for the full discounted value of the warrants in the amount of $539,036.

The total effect of the restatement was to increase interest expense by $76,363, increase debenture discount by $462,673 and additional paid-in capital by $539,036 for the year ended December 31, 2001, increasing the net loss for the year from $1,878,837 to $1,955,200 and accumulated net deficit from $8,129,172 to $8,205,535.

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 (Restated)

3.   Prior period adjustment for 2001: (Continued)

The interest expense and additional paid-in capital accounts for year ended December 31, 2001, statement of operations, statement of changes in stockholders' equity (Deficit) and statement of cash flows have been restated for the effects of the adjustments.

The effects on the statement of operations for the year ending December 31, 2001, were as follows:

	As Reported	Adjustment	As Restated
Revenue	$1,362,756	$-	$1,362,756
Barter revenue	371,566	-	371,566
Cost of revenue	1,093,963	-	1,093,963
Gross profit	640,359	-	640,359
Operating expenses:
Depreciation and amortization	611,147	-	611,147
General and administrative	1,556,693	-	1,556,693
Selling and marketing	200,607	-	200,607
Total operating expenses	2,368,447	-	2,368,447
Loss before interest and Income taxes	(1,728,088)	-	(1,728,088)
Other income (expense):
Foreign exchange losses	(1,984)	-	(1,984)
Loss on disposal of equipment	(16,716)	-	(16,716)
Interest expense	(133,870)	(76,363)	(210,233)
Interest income	1,821	-	1,821
Loss before income taxes	(1,878,837)	(76,363)	(1,955,200)
Income tax expense	-	-	-
Loss for the year	$(1,878,837)	$(76,363)	$(1,955,200)
Net loss per common share, Basic and diluted	$(0.18)	$(0.01)	$(0.19)

4.  Equipment:

2003	Cost	Accumulated depreciation	Net book Value

Equipment and computers	$215,517	$175,115	$40,402
Furniture and fixtures	6,323	1,478	4,845
	$221,840	$176,593	$45,247

2002	Cost	Accumulated depreciation	Net book Value

Equipment and computers	$601,233	$479,562	$121,671
Furniture and fixtures	6,103	305	5,798
	$607,336	$479,867	$127,469

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 (Restated)

5.  Domain name rights and intangible asset:

The rights to use the domain name bingo.com were acquired in January of 1999 for a cash payment of $200,000 and the issuance of 500,000 shares of common stock of the Company at a value of $2.00 per share. The agreement was signed with Bingo, Inc., an unrelated party at the date of signing of the agreement. Under the terms of the agreement, the Company is required to make quarterly domain name purchase payments to the vendor based on 4% of annual gross revenue (as defined in the agreement), with total minimum payments of $1,100,000 in the first three years, including the initial cash payment, required over the 99 year period ended December 31, 2098. These minimum payments commitments were completed on June 30, 2002. During the year ended December 31, 2002, the agreement was amended so that the remaining domain name purchase payments to the vendor are made monthly, based on 4% of the preceding month's gross revenue. During the year ended December 31, 2003, expense payments of $35,556 (2002 - $12,023) was paid in accordance with the amended agreement.  During the year ended December 31, 2002, $184,772 related to the final payment for the minimum guaranteed domain name purchase payment was paid.

Domain name rights have been capitalized on the balance sheet based on the present value of the future minimum royalty payments. In 2002, the Company suspended the amortization of the domain name in accordance with SFAS  142, where companies are no longer permitted to amortize indefinite life assets.

The intangible asset consists of an email list of Games, Inc. The Company has capitalized the cost of the legal settlement with Roger Ach, the Lottery Channel Inc. and Games, Inc.

2003	Cost	Accumulated amortization	Net book Value

Domain name rights	$1,934,500	$677,259	$1,257,241
Intangible assets - email list	49,436	2,060	47,376
	$1,983,936	$679,319	$1,304,617

2002	Cost	Accumulated amortization	Net book Value

Domain name rights	$1,934,500	$677,259	$1,257,241

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 (Restated)

6.   Capital lease obligations:

Future minimum lease payments under capital leases for software and website equipment are as follows:

	2003	2002
Year ending December 31,
2003	$-	$117,042
2004	-	-
Future minimum lease payments	-	117,042
Less: amount representing interest	-	(1,506)
Balance of obligation	-	115,536
Less: due within one year	-	(115,536)
Long-term obligation under capital leases	$-	$-

7.   Debenture payable:

Debenture "A"

On April 16, 2001, the Company received a loan and issued a secured convertible Debenture "A" for $1,250,000. Bingo, Inc has subsequently acquired Debenture "A" in its entirety. Under the terms of the Debenture "A" interest shall accrue on the outstanding principal amount of Debenture "A" at the rate of 12% per annum from the issuance date through April 16, 2003, at which time the interest will become payable.  Thereafter, interest shall accrue and be payable on the first business day of each succeeding quarter through and including April 16, 2006.

The Company has the option to pay all accrued interest in cash, common stock of the Company, or a combination of both cash and common stock.

On July 23, 2003, the Company and the holders of Debenture "A", Bingo, Inc., agreed to defer the interest due and subsequent interest due until April 16, 2004, when the accrued interest will be paid in common stock of the Company at an agreed conversion price of $0.20 per share (previously $0.25 per share). The accrued interest on Debenture "A" as at December 31, 2003, is $356,694 (December 31, 2002 - $206,694). This is included under "Accrued liabilities - related party".

Bingo, Inc. has the right, but not the obligation, to elect to convert any or all of the outstanding principal amount of the Debenture "A" into shares of the Company's common stock at a conversion price of $0.125 per share until the third anniversary date of the Debenture "A". It has been agreed between Bingo, Inc. and the Company that on April 16, 2004, Bingo, Inc. will exercise their right to convert all the outstanding principal of Debenture "A" into shares of the Company. The common stock that would be issued upon conversion of the Debenture "A" will be subject to certain resale restrictions, as defined in Rule 144 of the Securities and Exchange Act of 1933 (the "Exchange Act").  The Debenture "A" is secured by all assets of the Company.

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 (Restated)

7.   Debenture payable: (Continued)

Debenture "B"

On July 2, 2002, the Company issued a convertible debenture for $145,000 of which $50,000 was received from Bingo, Inc. Under the terms of Debenture "B", interest accrues on the outstanding principal amount of Debenture "B" at the rate of 12% per annum through July 2, 2004, at which time the interest will become payable. Thereafter, interest shall accrue and be payable on the first business day of each succeeding quarter through and including July 2, 2006. All principal, accrued but unpaid interest and any other amounts due, are due and payable at maturity on July 2, 2006. The accrued interest on Debenture "B" as of December 31, 2003, is $26,124 (December 31, 2002 - $8,724) of which, $9,008 (2002- $3,008) is recorded in accrued liabilities - related party and the remainder $17,116 (2002 - $5,716) under accrued liabilities.

The Company has the option to pay all accrued interest in cash, common stock of the Company, or a combination of both cash and common stock. Any amounts remaining unpaid on the Debenture "B" at the maturity date, whether principal, interest or other amounts due, shall be paid in full in cash on such date. Any common stock of the Company delivered to the holders of Debenture "B" in payment of Debenture "B" will be valued at $0.25 per share.

The holders of the Debenture "B" have the right, but not the obligation, to elect to convert all, or part, of the outstanding principal amount of Debenture "B" into shares of the Company's common stock at a conversion price of $0.15 per share until the third anniversary date of the Debenture "B". The common stock that would be issued upon conversion of Debenture "B" will be subject to certain resale restrictions, as defined in Rule 144 of the Securities and Exchange Act of 1933 ("The Exchange Act").

The holders of the Debenture "B" received a total of 580,000 common stock purchase warrants with an exercise price of $0.25 per share. The common stock purchase warrants issued in connection with the Debenture "B" are exercisable for a period of three years from the date of Debenture "B". Using the Black-Scholes model, the warrants have an estimated value of $34,038, using the following assumptions: no annual dividend, volatility of 161%, risk-free interest rate of 1.72% and a term of three years. Due to the illiquidity of the Company's shares, a block discount of 40% ($13,615) was applied to this value providing a warrant debenture discount of $20,423. The estimated discounted value of the warrants will be amortized to interest expense over four years.

Bingo, Inc. has the potential to become the largest single shareholder and a majority shareholder in the Company should Bingo, Inc. elect to convert any or all of the principal amount of Debenture "A" and its share of Debenture "B" into shares of the Company's common stock, or if the Company elects to repay the principal amount outstanding, and any accrued interest, in shares of the Company's common stock pursuant to the terms of Debenture "A" and Debenture "B".

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 (Restated)

8.      Stockholders' equity (deficit):

The holders of common stock are entitled to one vote for each share held.  There are no restrictions that limit the Company' ability to pay dividends on its common stock.  The Company has not declared any dividends since incorporation.  The Company's common stock has a par value of $0.001 per common stock.

(a)            Common stock issuances:

There were no Common stock issuances during the year ended December 31, 2003. The Company issued 250,000 shares of common stock during the year ended December 31, 2002, and 750,000 shares of common stock during the year ended December 31, 2001, to the former Chief Executive of the Company under the terms of a revised employment agreement.

 (b)             Stock option plans:

(i)  1999 stock option plan:

The Company has reserved a total of 1,895,000 common shares for issuance under its 1999 stock option plan.  The plan provides for the granting of non-qualified stock options to directors, officers, eligible employees and contractors of the Company. The Board of Directors determines the terms of the options granted, including the number of options granted, the exercise price and their vesting schedule.

The Company has granted a total of 1,800,000 (2002 - 1,800,000) stock purchase options under this plan, 600,000 (2002 - 1,700,000) of which remain outstanding at December 31, 2003. Subsequent to year-ended, December 31, 2003, an additional 50,000 options with an exercise price of $0.08 were granted to employees of the company.

(ii)  2001 stock option plan:

During the year ended December 31, 2001, the Company's Board of Directors adopted the 2001 stock option plan. The Company has reserved a total of 2,000,000 common shares for issuance under the 2001 stock option plan.  The plan provides for the granting of incentive and non-qualified stock options to directors, officers, eligible employees and contractors of the Company. The Board of Directors determines the terms of the options granted, including the number of options granted, the exercise price and their vesting schedule.

The Company has granted a total of 1,825,000 (2002 - 1,400,000) stock purchase options under the 2001 plan, 1,400,000 (2002 - 1,000,000) of which remain outstanding as at December 31, 2003.  Of the options outstanding at December 31, 2003, a total of 850,000 were issued where 10% vests at the grant date, 15% one year following the grant date and 2% per month starting 13 months after the grant date.  A total of 307,100 (2002 - 108,000) of these common stock purchase options had vested at December 31, 2003. Subsequent to the year ended December 31, 2003, an additional 550,000 options were granted with an exercise price of $0.08 to employees of the company. These options vests 10% at the grant

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 (Restated)

8.      Stockholders' equity (deficit): (Continued)

date, 15% one year following the grant date and 2% per month starting 13 months after the grant date.

A summary of stock option activity for the stock option plans for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Number of shares	Weighted average exercise price
Options outstanding, December 31, 2000	1,510,000	$0.95

Granted (including repriced options)	940,000	0.30
Exercised	-	-
Cancelled/forfeited or repriced	(10,000)	0.88
Outstanding, December 31, 2001	2,440,000	0.70

Granted (including repriced options)	735,000	0.05
Exercised	-	-
Cancelled/forfeited or repriced	(475,000)	0.30
Outstanding, December 31, 2002	2,700,000	0.59

Granted (including repriced options)	425,000	0.05
Exercised	-	-
Cancelled/forfeited or repriced	(1,125,000)	0.60
Outstanding, December 31, 2003	2,000,000	$0.47

The following table summarizes information concerning outstanding and exercisable stock options at December 31, 2003:

Range of exercise prices per share	Number outstanding	Number exercisable	Expiry date
$0.05	300,000	300,000	April 25, 2008
0.05	125,000	12,500	January 12, 2008
0.05	570,000	210,900	July 12, 2007
0.15	150,000	150,000	September 21, 2006
0.30	300,000	300,000	September 21, 2006
0.30	155,000	83,700	October 15, 2006
0.76 to 3.00	400,000	400,000	December 1, 2004
	2,000,000	1,457,100

During the years ended December 31, 2003, 2002 and 2001, the Company did not recorded non-cash compensation expense relating to the issuance of common stock purchase options to certain employees, officers, and directors of the Company in accordance with FASB 123.  During the year ended December 31, 2003, the company recorded non-cash compensation expense of $nil (2002 -$13,246, 2001 -$nil) relating to issuing stock options to a consultant of the Company.

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 (Restated)

8.      Stockholders' equity (deficit): (Continued)

During the year ended December 31, 2003, the Company recorded a non-cash reduction of compensation expense totaling $nil (2002 - $21,000, 2001 - $nil) in connection with common stock purchase options that were repriced in 2001.

(c)      Warrants:

Warrant "A"

During 2001, the Company issued a total of 12,000,000 stock purchase warrants in connection with the Debenture "A" financing described in note 7.  Each warrant allows the holder to purchase 1 common share at a price of $0.25 per share for a three year period from the date of issuance.  The warrants expire on April 16, 2004.  Using the Black-Scholes option pricing model, the warrants have an estimated value of $539,036, using the following assumptions: no annual dividend, volatility of 137%, risk-free interest rate of 5.17% and a term of three years. Due to the illiquidity of the Company's shares, a block discount of 40% ($359,357) was applied to this value providing a warrant debenture discount of $539,036.

As of the date of this report, none of the Warrants have been exercised, and with the surrender for cancellation of 7,200,000 warrants issued, there remains 4,800,000 Warrants outstanding under this debenture.

Warrant "B"

During 2002, the Company issued a total of 580,000 stock purchase warrants in connection with the Debenture "B" financing described in note 7.  Each warrant allows the holder to purchase 1 common share at a price of $0.25 per share for a three year period from the date of issuance.  The warrants expire on July 2, 2005. Using the Black-Scholes model, the warrants have an estimated value of $34,038, using the following assumptions: no annual dividend, volatility of 161%, risk-free interest rate of 1.72% and a term of three years. Due to the illiquidity of the Company's shares, a block discount of 40% ($13,615) was applied to this value providing a warrant debenture discount of $20,423.

9.   Commitments:

The Company leases office facilities in Vancouver, British Columbia, Canada under an operating lease agreement that expires on September 29, 2005.  Minimum lease payments under this operating lease are approximately as follows:

2004	$34,800
2005	26,100

The Company paid rent expense totaling $30,508 for the year ended December 31, 2003 (2002 - $22,683  2001 -$67,437).

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 (Restated)

10. Income taxes:

There was no income tax benefit attributable to losses from United States of America operations for the years ended December 31, 2003, 2002 and 2001, and differed from the amounts computed by applying the United States of America federal income tax rate of 34 percent to pretax losses from operations as a result of the following:

	2003	2002	RESTATED 2001
Computed "expected" tax benefit	$80,067	$329,360	$668,162
Increase (reduction) in income taxes resulting from Income taxes in a other tax jurisdictions	6,520	20,156	60,467
Other	(49,211)	7,930	(79,200)
Change in taxation rates in other tax jurisdictions	(84,520)	(78,691)	(8,972)
Change in exchange rates	159,967	9,215	(31,667)
Change in valuation allowance	(112,823)	(287,970)	(608,789)
	$-	$-	$-

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and future tax liabilities at December 31, 2003 and 2002 are presented below:

	2003	2002
Deferred tax assets:
Net operating loss carry forwards	$2,905,525	$2,792,701

Valuation Allowance	(2,905,525)	(2,792,701)
	$-	$-

The valuation allowance for deferred tax assets as of December 31, 2003 and 2002, was $2,905,525 and $2,792,701, respectively.  The net change in the total valuation allowance for the years ended December 31, 2003 and 2002, was an increase of $112,823 and $287,970, respectively.  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those differences become deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in assessing the realizability of deferred tax assets.  In order to fully realize the deferred tax asset attributable to net operating loss carryforwards, the Company will need to generate future taxable income of approximately $6,500,000 in the United States of America and approximately $2,200,000 in Canada prior to the expiration of the net operating loss carryforwards. These net operating loss carryforwards begin expiring in 2006 in Canada and 2019 in the United States of America.

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 (Restated)

11. Related party transactions:

The Company has received total loans of $147,458 (2002 - $154,626) from a current director and officer during the year ended December 31, 2003. This loan of $147,458 for the year ended December 31, 2003, (2002 - $121,931) has no fixed repayment terms and is non-interest bearing. For the year ending December 31, 2003, the loan included $nil (2002 -$32,695) relating to half of the purchase price for the acquisition of Bingo.com (UK) plc.

The Company received a loan for $43,400 (2002 - $42,508) from a company owned by a current director and officer of the Company. Interest accrues on the outstanding amount at the rate of 7% per annum and is included balance of the loan.

In addition the Company has a liability for $192,068 (2002 - $151,075) to a company owned by a current director and officer of the Company for payment of services rendered and expenses incurred by the current director and officer of the Company.

On April 16, 2001, the Company issued a $500,000 face amount of secured convertible Debenture "A" to Bingo Inc. (note 7), an Anguilla corporation.  Effective May 21, 2002, Bingo Inc. acquired $750,000 of the Debenture "A" from an unrelated party. On July 2, 2002, Bingo Inc. acquired a $50,000 convertible Debenture "B".  A current director and officer of the Company, is the potential beneficiary of various discretionary trusts that hold approximately 80% of the shares of Bingo Inc. However the director did not hold an office in the Company at the time Debenture "A" agreement was entered into by the Company in 2001. The Company has accrued interest payable to Bingo, Inc. of $356,694 (2002 - $206,694) on Debenture "A" and $9,008 (2002 - $3,008) on Debenture "B".

In addition Bingo, Inc. was issued a total of 4,800,000 common stock purchase warrants in connection with the Debenture "A" and 200,000 common stock purchase warrants in connection with the Debenture "B".  These warrants are exercisable at a price of $0.25 per share for a period of three years from the dates of issuance of each of the Debenture "A" and Debenture "B".

Payments made to Bingo, Inc. in relation to the Domain name purchase payment totaled $35,556 during the year ended December 31, 2003 (2002 - $196,795).

12.      Segmented information:

The Company operates in one reportable business segment, the business of providing games and entertainment based on the game of bingo through its internet portal, bingo.com, supported mainly by selling advertising on the website.  The revenue for the three years ended December 31, 2003, has been derived primarily from advertising business in the United States of America.

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 (Restated)

12.      Segmented information: (Continued)

Concentrations

      Major customers

The Company has concentrations with respect to the volume of business conducted with several major customers.  For the year ended December 31, 2003, the Company made sales of $115,050 and $254,000 to two customers, which were in excess of 10% of total sales. For the year ended December 31, 2002, the Company made sales of $84,000, $75,248, and $112,000 to three customers, which were in excess of 10% of total sales. For the year ended December 31, 2001, the Company made sales of $229,844 and $475,389 to two customers, which were in excess of 10% of total sales for 2001. These customers to whom sales represent more than 10% of the total sales for the last three years represent multiple advertising customers who advertise on the Company's website.

      Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.  The Company places its cash with high quality financial institutions and limits the amount of credit exposure with any one institution.  The Company has concentrations of credit risk with respect to accounts receivable, as large amounts of its accounts receivable are concentrated geographically in the United States and the United Kingdom amongst a small number of customers.  As of December 31, 2003, two customers totalling $37,747, and $10,572 accounted for total accounts receivable greater than 10%.  At December 31, 2002, six customers totalling $5,991, $3,458, $3,113, $3,000, $2,937, and $2,662 accounted for total accounts receivable greater than 10%.  The Company controls credit risk through monitoring procedures and receiving prepayments of cash for services rendered.  The Company performs credit evaluations of its customers but generally does not require collateral to support accounts receivable.

      Equipment

At the end of fiscal 2003 and fiscal 2002, the majority of the Company's equipment was located in Canada.

13. Business acquisitions:

All business acquisitions have been accounted for using the purchase method. The Company's consolidated results of operations include the operating results of the acquired company (Bingo.com (UK) plc.) from its acquisition date of August 15, 2002. Acquired assets and liabilities were recorded at their estimated fair market value at the acquisition date and the aggregate purchase price plus the cost directly attributable to the acquisitions has been allocated to the assets and liability acquired.

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001 (Restated)

13. Business acquisitions: (Continued)

On August 15, 2002, (note 11) ("the Effective Date"), the Company, in a related party transaction, acquired from a director and officer of the Company, 99% of the share capital of Bingo.com (UK) plc. for $61,440.

The balance sheet of Bingo.com (UK) plc. as at August 15, 2002, included the following amounts:

Current assets	$59,026
Current liabilities	(777)